UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2018

Commission File Number: 001-36581

Vascular Biogenics Ltd.

(Translation of registrant’s name into English)

8 HaSatat St.

Modi’in

Israel 7178106

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]          Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]          No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE

Attached hereto and incorporated by reference herein is the registrant’s press release issued on March 8, 2018, titled “VBL Therapeutics Announces Top-Line Results from Pivotal Phase 3 GLOBE Study in Patients with Recurrent Glioblastoma”. This Report of Foreign Private Issuer on Form 6-K shall be incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-207250), filed with the Securities and Exchange Commission (the “SEC”) on October 2, 2015 and registration statement on Form F-3 (File No. 333-222138) filed on December 18, 2017, to the extent not superseded by information subsequently filed or furnished (to the extent the Company expressly states that it incorporates such furnished information by reference) by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VASCULAR BIOGENICS LTD.

Date: March 8, 2018	By:	/s/ Dror Harats
	Name:	Dror Harats
	Title:	Chief Executive Officer

3

VBL Therapeutics Announces Top-Line Results from
Pivotal Phase 3 GLOBE Study in Patients with
Recurrent Glioblastoma

Conference Call and Webcast @ 8.30am ET Today

Tel Aviv, March 8, 2018 – VBL Therapeutics (Nasdaq: VBLT), today reported top-line results from its pivotal Phase 3 GLOBE study in patients with recurrent glioblastoma (rGBM) which was designed to evaluate VB-111 in combination with bevacizumab (Avastin®), compared to the bevacizumab control arm. The study did not meet its pre-specified primary endpoint of overall survival (OS).

Dror Harats, M.D., Chief Executive Officer of VBL Therapeutics, said "We are disappointed that our encouraging Phase 2 data were not replicated in the GLOBE Phase 3 study, and once we receive the full and final data we will be analyzing them carefully to better understand the outcome of the study. We are grateful to the trial investigators, site personnel, patients and caregivers who participated in GLOBE. We believe that VB-111 may still hold promise for other indications we currently study or may study in the future”.

Conference Call
Thursday, March 8 at 8:30am Eastern Time
US Investors:	800-239-9838
International Investors:	323-794-2551
Conference ID:	3511679
Webcast:	https://edge.media-server.com/m6/p/f7whg6sk

About the GLOBE study

The GLOBE pivotal Phase 3 trial is a randomized, controlled, double-arm, open-label study of VB-111 dosed every two months in combination with bevacizumab dosed every two weeks, compared to bevacizumab monotherapy. Key inclusion criteria include first or second progression of glioblastoma following standard of care treatment with temozolomide and radiation, a histologically confirmed diagnosis of glioblastoma and measurable disease by RANO criteria at progression.

The study is conducted under a Special Protocol Assessment (SPA) granted by the FDA, with full endorsement by the Canadian Brain Tumor Consortium (CBTC). VB-111 has received orphan drug designation in the United States and Europe and was granted Fast Track designation by the FDA for promising and meaningful long-term survival in patients with glioblastoma that has recurred following treatment with standard chemotherapy and radiation.

About Glioblastoma (GBM)

GBM is the most common and most aggressive form of primary brain tumors. In 2017, it is estimated there were approximately 12,000-13,000 new cases diagnosed in the United States. Median OS from diagnosis averages 12 to 15 months with patients treated usually with surgery, chemotherapy and radiation. Progression occurs within approximately 6 months in virtually all patients, and upon progression median OS is about 6-8 months. Although significant research and clinical efforts have focused on improving treatments for recurrent GBM, no systemic therapy has shown an OS benefit, resulting in a significant unmet medical need.

About VB-111 (ofranergene obadenovec)

VB-111, a potential first-in-class anticancer therapeutic candidate, is the Company’s lead oncology product currently being studied in a Phase 3 trial for ovarian cancer. VB-111 has demonstrated statistically significant OS and PFS in a Phase 2 trial in patients with rGBM, versus current standard of care. VB-111 has received orphan drug designation in both the US and Europe, and fast track designation in the US for prolongation of survival in patients with rGBM. In addition, VB-111 successfully demonstrated proof-of-concept and survival benefit in Phase 2 clinical trials in radioiodine-refractory thyroid cancer and recurrent platinum resistant ovarian cancer. VB-111 has received an Orphan Designation for the treatment of ovarian cancer by the European Medicines Agency (EMA).

About VBL

Vascular Biogenics Ltd., operating as VBL Therapeutics, is a clinical stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for cancer. The Company’s lead oncology product candidate, ofranergene obadenovec (VB-111), is a first-in-class, targeted anti-cancer gene-therapy agent that is positioned to treat a wide range of solid tumors. It is conveniently administered as an IV infusion once every two months. It has been observed to be well-tolerated in >300 cancer patients and demonstrated efficacy signals in an “all comers” Phase 1 trial as well as in three tumor-specific Phase 2 studies. Ofranergene obadenovec is currently being studied in a Phase 3 trial for platinum-resistant ovarian cancer.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. These forward-looking statements include, but are not limited to, statements regarding projected cash resources and the clinical development of ofranergene obadenovec (VB-111), including our expectations for its therapeutic potention in any other future indications we may study. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, and the risk that historical clinical trial results may not be predictive of future trial results. . A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the U.S. Securities and Exchange Commission, including in our annual report on Form 20-F for the year ended December 31, 2016. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. VBL Therapeutics undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

INVESTOR CONTACT:

Michael Rice

LifeSci Advisors, LLC

(646) 597-6979

MEDIA CONTACT:

Matt Middleman, M.D.

LifeSci Public Relations

matt@lifescipublicrelations.com

(646) 627-8384